UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND

(d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. _)

RADNET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750491102

(CUSIP Number)

June 29, 2015

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 750491102	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Sandy Nyholm Kaminsky, as trustee of the HFB Heirs’ Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 6,233,114
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 6,233,114
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,114
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.08%+
12	TYPE OF REPORTING PERSON OO

_______________________

+	Calculated using the number of outstanding shares of common stock as of May 7, 2015 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission May 11, 2015.

SCHEDULE 13G

CUSIP No. 750491102	Page 3 of 6 Pages

Item 1.	Issuer.

(a)          The name of the issuer is RadNet, Inc. (the “Issuer”).

(b)          The address of the Issuer’s principal executive office is 1510 Cotner Avenue, Los Angeles, California 90025

Item 2.	Reporting Person and Security.

(a)          Sandy Nyholm Kaminsky, as trustee of the HFB Heirs’ Trust (the “Reporting Person”).

(b)          The Reporting Person’s address is 400 S. Emerson Street, Denver Colorado 80209.

(c)          The Reporting Person is a United States citizen.

(d)          The title of the class of securities to which this statement relates is the common stock, $0.0001 par value, of the Issuer (the “Common Stock”).

(e)          The CUSIP number is 750491102.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)          [  ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)          [  ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)          [  ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)          [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)          [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)           [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)          [  ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)          [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

SCHEDULE 13G

CUSIP No. 750491102	Page 4 of 6 Pages

(i)          [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)          [  ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)         [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 6,233,114 shares of Common Stock held by HFB Heirs’ Trust of which the Reporting Person is the trustee.
(b)	Percent of Class: 14.08% (based on 44,269,449 outstanding shares of Common Stock as of May 7, 2015 reported in the Issuer's Form 10-Q filed May 11, 2015).
(c)	Number of shares as to which the Reporting Person has:

(i)          Sole power to vote or to direct the vote: 6,233,114

(ii)         Shared power to vote or to direct the vote: 0;

(iii)        Sole power to dispose or to direct the disposition of: 6,233,144; and

(iv)        Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 750491102	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a)         Not applicable.

(b)         Not applicable.

(c)         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 750491102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2015	/s/ Sandy Nyhom Kaminsky Sandy Nyholm Kaminsky, as trustee of the HFB Heirs’ Trust